Exhibit 99.27

IMPORTANT INFORMATION FOR ANY U.S. SHAREHOLDERS

This allotment of listed subscription rights without contribution is made for the securities of a foreign company. The allotment is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the documents, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

The issuer expects the exercise of the rights to be exempt from registration in the United States in reliance upon the exemption provided by Rule 801 under the U.S. Securities Act of 1933, as amended (the “Act”), which requires prohibition of U.S. residents from transferring the rights other than through transfers in accordance with Regulation S under the Act. Accordingly, U.S. shareholders may exercise their allotted rights by following the prescribed procedures, but there will be no registration statement filed with the U.S. Securities and Exchange Commission. The rights will be listed on the Osaka Securities Exchange Co., Ltd. and will trade only through the book-entry facilities of the Japan Securities Depository Center, Inc. in Japan.

Disclaimer

The following is an English translation of the original Japanese document, prepared solely for the convenience of and reference by overseas investors. If there exist any discrepancies between the original Japanese language and English translation, the Japanese language will always prevail. The issuer shall not be liable for this translation or any loss or damage arising from this translation.

Notice of the Allotment of Listed Subscription Rights without Contribution

We would like to sincerely thank all of our stakeholders for your support and patronage.

Based on the resolution at our Board of Directors meeting held on May 14, 2013, we have allocated one Subscription Right per one common share of J Trust Co., Ltd. held by our shareholders as of the record date of May 30, 2013.

We would like to notify you of the number of Subscription Rights allotted to you by this allotment of subscription rights without contribution, with the details below.

Sincerely,

June 18, 2013

Number of the subscription rights without contribution allocated to you

To our shareholders

Please understand that, in cases where certain types of kanji characters, etc. of your name, address, etc. are not available at the Japan Securities Depository Center, Inc., they may be replaced with the characters designated by the Japan Securities Depository Center, Inc.

J Trust Co., Ltd.

Administrator of the Shareholder Registry / Mitsubishi UFJ Trust and Banking Corporation

(Contact Information)	7-10-11 Higashisuna, Koto-ku, Tokyo

Mitsubishi UFJ Trust and Banking Corporation

Stock Transfer Agency Department,

Tel: 0120-232-711 (Toll free)